SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summarized Annual Report – accounting year of 2017 Eletrobras’ Audit and Risk Committee

To the Members of the Board of Directors of Centrais Elétricas Brasileiras S/A. – Eletrobras.

1.      Introduction

This summarized annual report is based on letter “j” of Item 4.1 of the Internal Regulation of the Audit and Risk Committee of Centrais Elétricas Brasileiras S/A – Eletrobras, hereinafter simply referred to as Internal Regulation, the scope of which is to report the main activities, results, conclusions and recommendations of this department which is targeted at providing assistance for the fiscal year ending in 2017, connected to the follow-up of the following issues:

•         risk management and internal controls;

•         conformity/compliance and ethics;

•         code of conduct and whistleblowing channel;

•         works of internal audit;

•         process of preparation of financial statements;

•         works of independent audit; and

•         description of sporadic and non-recurring activities.

This report is also targeted at stating the number of special and regular meetings held in the fiscal year of 2017 by Eletrobras’ Audit and Risk Committee, hereinafter referred to as COAUD, in addition to clearing up aspects connected to the composition, compensation and requirements under Law No. 13,303/2016, hereinafter referred to as State Law.

2.      Context

Eletrobras’ Board of Directors (BOD), at the 778th meeting, held on May 26, 2017, resolved, grounded in Article 26, XXVII, of the Bylaws in force at the time, to create Eletrobras’ Audit and Risk Committee, event in which it also approved its Internal Regulation, and the initial composition of its three members, namely: the Directors José Pais Rangel (coordinator - independent); Ariosto Antunes Culau; and Esteves Pedro Colnago Junior.

The purpose of the Audit and Risk Committee, directly connected to BOD, composed by Members of the Board of Directors of Eletrobras, is advising the BOD concerning the fulfillment of its responsibilities to guide and perform the senior management of the Company, including, without limitation, the review and rendering of recommendations about risks and strategies to be adopted by the Company, with respect to internal controls, audit, management of risks, and financial management, thus ensuring an improved efficiency and decision-making by BOD on matters connected to the latter’s scope.

Summarized Annual Report – accounting year of 2017 Eletrobras’ Audit and Risk Committee

On November 30, 2017, the 168th Shareholders’ Meeting of Eletrobras, event in which the shareholders approved a relevant amendment to the company’s Bylaws, which included a number of measures which are targeted at meeting the standard framework to which the Company is subject, not to mention the incorporation of relevant steps forward when it comes to applying the best corporate governance practices.

The Bylaws’ changes approved by the shareholders include the new wording of Article 40, which provides for the mandatory establishment of the Audit and Risk Committee, which shall be permanently in operation, carrying out the assignments and duties established in Articles 24 and 25 of the State-Owned Companies Act and under CVM Instruction No. 308/1999, as amended by CVM Instruction No. 509/2011.

BOD shall also be in charge of ordering the unified operation of the Statutory COAUD, based on Article 40, Paragraph 2 of the Bylaws, as well as Article 24, Item V, of Decree No. 8,945, dated December 27, 2016, so that it also covers the company’s subsidiaries.

In turn, the establishment and operation of this statutory department, which shall take place upon deliberation of BOD, after the holding of the Shareholders’ Meeting that approves the compensation of COAUD’s members, at an amount not lower than the compensation of the fiscal directors, under the terms of Article 40, Paragraph 4, of the Bylaws.

It should be noted that Article 69 of the Bylaws of Eletrobras and Article 64 of Decree No. 8,945, dated December 27, 2016, set the day of June 30, 2018, as the deadline for establishment and operation of the Statutory COAUD by BOD.

On January 29, 2018, BOD unanimously approved the change of the composition of COAUD, in order to ensure that most of the members is independent. This way, as of this date, the composition of COAUD started including the following members: Director José Pais Rangel (independent and coordinator); Director José Guimarães Monforte (independent); and Board Member Ariosto Antunes Culau.

In this sense, it should be noted that the COAUD currently established and operating is still not in keeping with the abovementioned legal provisions and requirements, so that this Annual Report is issued upon the free volition, and aiming at the abidance by the basic principle of transparency.

3.   Meetings

The Internal Regulation, under Item 5.1, establishes that the Committee’s regular meetings shall be held at least monthly, according to the schedule established each year, and, whenever necessary, upon call at least seven (7) days in advance.

The call shall abide by the term of these Internal Regulation and shall include the meeting’s agenda and supporting material, except in exceptional cases authorized by the Committee’s Coordinator, as a matter of urgency (Item 5.3 of the Internal Regulation).

Summarized Annual Report – accounting year of 2017 Eletrobras’ Audit and Risk Committee

Over the year of 2017, seven regular meetings and one special meeting were held, the latter, for urgent purposes.

Meetings	Date	Classification
First	June 29, 2017	Regular
Second	July 27, 2017	Regular
Third	August 24, 2017	Regular
Fourth	September 28, 2017	Regular
Fifth	October 26, 2017	Regular
Sixth	November 23, 2017	Regular
Seventh	December 14, 2017	Regular
Eighth	December 27, 2017	Special

4.     Composition

Item 2.1 of the Internal Regulation establishes that COAUD shall include at least three (3), and five (5) members (“Members”), at the most, chosen among the members of Eletrobras’ Board of Directors (“Directors”), mostly independent, according to the criteria set in the Policy of Assignments of Eletrobras’ Companies. The Board of Directors shall elect the Committee’s Coordinator among its independent members. In the absence or impediment of the Committee’s Coordinator, he shall appoint a substitute among the other committee Members.

Eletrobras’ COAUD currently consists of three (3) members, as follows:

- Director, Mr. José Pais Rangel (coordinator - independent)

- Director, Mr. José Guimarães Monforte (independent)

- Director, Mr. Ariosto Antunes Culau

It should be noted that the composition of COAUD shall be reviewed by BOD upon established by the statutory department.

5.     Assignments

In the fiscal year of 2017, COAUD focused on the monitoring and follow-up of issues connected to the process of risk management, internal controls, internal audit, conformity and compliance, ethics, whistleblowing channel and other relevant issues for the Company’s compliance.

Summarized Annual Report – accounting year of 2017 Eletrobras’ Audit and Risk Committee

With respect to risk management, it should be noted that, at the first meetings of the Committee, issues connected to the matrix of the main corporate risks were addressed. The following issues were prioritized: company’s liquidity and cash; as well as regulatory and environmental risk.

At the fourth minutes of meeting, the Committee decided that the areas of risk management, Internal Audit and Ombudsman’s Office (whistleblowing channel) were to perform a periodical monthly report to COAUD, which was recorded in the following minutes.

In addition to this, with respect to the internal controls, at the fifth meeting, there was the SOX gaps report, and a speech on SOX 2017 certification, with the participation of Deloitte Touche Tohmatsu Consultores Ltda.

The Company’s area of General Ombudsman’s Office delivered a speech on the whistleblowing channel issue, raising the members’ awareness on the stages of investigation of complaints, since their receipt by the whistleblowing channel up to their screening, risk classification and referral to the Compliance System Committee – CSI (minutes of the fifth meeting).

The Compliance Department and the General Ombudsman’s Office has been delivering periodical reports about the updating of the phases of follow-up of the ascertainments of complaints, and the process of management and handling of complaints (minutes of the fifth, sixth and seventh meetings).

COAUD has been drawing much attention on the performance of the independent investigation underway at Eletrobras, which is being conducted by the law firm Hogan Lovells, which has been called to attend the meetings to report the investigation efforts underway.

With respect to the Internal Audit issue, the Committee monthly receives the Internal Audit’s works performed over the period, and their respective outcomes, reports of follow-up of the plan of measures and implementation of remedial efforts, follow-up of the annual plan of internal audit and documents connected to the follow-up of the demands of Control Departments.

Other issues which are relevant for Eletrobras and those handled by COAUD are connected to the divestment program of Eletrobras’ System, management of SPE’s, accounting/asset amortization status of projects of Eletrobras’ System about the recovery of credits and issues connected to the works of implementation and operation of the Statutory COAUD. Still, the minutes of the second meeting of the Committee underlined the importance that the future statutory COAUD ensures the responsibility to manage the financial risks of the companies, mainly for cash compliance purposes.

6.           Communication between COAUD and the Board of Directors

COAUD mostly reports, at the Board of Directors’ meetings, on the issues addressed at the former’s meetings, as well as opinions, demands and information provided to/by the different areas of Eletrobras, as well as the outcomes of the follow-ups of activities inherent to its assignments, mainly those of Internal Auditors, Internal Controls, Governance, Risk Management, Whistleblowing Channel and General Ombudsman’s Office. Additionally, COAUD issues prior opinions about the issues referred for deliberation by BOD and which are connected to the former’s assignments.

Summarized Annual Report – accounting year of 2017 Eletrobras’ Audit and Risk Committee

7.           Follow-up of the Efforts of Closing of Financial Statements

The company’s management, represented by the Chief Financial Officer and Investor Relations Officer and their accounting and controllers’ staff, held, in keeping with COAUD’s requests, periodical reports on the progress of the efforts for finishing financial statements, in order to standardize information and ensure the appropriate interaction between COAUD and the company’s management, chiefly with respect to the information stream, and the services of clearing up doubts about the process of accounting closing.

Reports were performed to COAUD on financial statements, on March 12, 16, 21 and 22, 2018.

On March 23, 2018, COAUD met at a special meeting to review the Financial Statements and the Annual Report of the Management, connected to the accounting year ending on December 31, 2017.

8.     CONCLUSION

The members of COAUD, to perform its assignments, reviewed and analyzed the Financial Statements, followed by the Report of Independent Auditors and the Management’s Annual Report connected to the fiscal year ending on December 31, 2017 (“Annual Financial Statements of 2017”). Taking all analysis, assessments and discussions into consideration, which happened over the progress of the meetings and efforts of follow-up and supervision conducted by COAUD with respect to the closing of the financial statements, including the information provided by the Company’s management and its Independent Auditors, the members of the Audit and Risk Committee of Eletrobras ascertain if all relevant facts are properly stated on the Financial Statements audited, which refer to December 31, 2017, and ultimately recommend that they are approved by the Board of Directors.

Rio de Janeiro, March 26, 2018.

JOSÉ PAIS RANGEL	ARIOSTO ANTUNES CULAU
Director - Coordinator	Director - Member

JOSÉ GUIMARÃES MONFORTE
Director - Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.